July 3, 2024

Prashant Kohli
Chief Executive Officer
Acasti Pharma Inc.
103 Carnegie Center, Suite 300
Princeton, NJ 08540

       Re: Acasti Pharma Inc.
           Registration Statement on Form S-4
           Filed June 27, 2024
           File No. 333-280536
Dear Prashant Kohli:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven Abrams, Esq.